

16022001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51667

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 6/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Trump Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum — (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91



TRUMP SECURITIES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

JUNE 30, 2016

TRUMP SECURITIES, LLC AND SUBSIDIARIES

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to Trump Securities, LLC for the year ended June 30, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

General Securities Principal
Title

Subscribed and sworn
to before me this 23rd day of Sept. 2016

CASSONDRA E. JOSEPH
NOTARY PUBLIC-STATE OF NEW YORK
No. 02JO6300319
Qualified in New York County
My Commission Expires March 31, 2018

TRUMP SECURITIES, LLC AND SUBSIDIARIES

Index
June 30, 2016

TRUMP SECURITIES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
June 30, 2016

ASSETS	
Cash	$ 689,239
Fees receivable	824,864
Investments	3,338
Other assets	24,882
TOTAL ASSETS	$ 1,542,323
LIABILITIES AND EQUITY	
Liabilities	
Subordinated liabilities	$ 751,314
Accounts payable and accrued expenses	62,005
Total liabilities	813,319
Equity	
Members' equity - Trump Securities, LLC	367,944
Non-controlling interest in consolidated entities	361,060
Total equity	729,004
TOTAL LIABILITIES AND EQUITY	$ 1,542,323

1. Nature of operations

The consolidated statement of financial condition includes the accounts of Trump Securities, LLC ("Trump") and its subsidiaries Dogwood Securities LLC ("DS") and Clydesdale Securities LLC ("CS") (collectively, the "Company"). Trump, DS and CS are broker-dealers registered with the Securities and Exchange Commission ("SEC") and are members of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of private placements and related advisory and investment banking activities. CS has yet to commence any business activities. DS has commenced operations.

During the year ended June 30, 2016, Trump completed the sale of its interest in Benjamin Fay Capital LLC ("BF") to a third party at its net book value. Accordingly, no gain or loss will be recognized on the sale of BF. In addition, Trump sold 20% of each of their interests in DS and CS at their net book values.

2. Summary of significant accounting policies

Basis of Presentation

This consolidated statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of consolidation

All material intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Revenues from commissions are billed and recognized when private placements are completed and commissions are earned and collectible. Advisory fees are recognized based on the terms of the contracts and are recorded when the services are rendered. Underwriting revenue is recognized when the fees are earned and collectible.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax. The Company is on a calendar year for tax reporting purposes.

At June 30, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to income tax audits for all periods subsequent to 2012.

Fees Receivable

Fees receivable are stated at cost less an allowance for doubtful accounts, and represent commissions management expects to collect based on each private placement contract. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on past history, collections, and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. As of June 30, 2016, there was no allowance for doubtful accounts.

Subordinated Liabilities

Commissions are payable to the salespersons only when the related receivables are collected. In addition, any liabilities to salespersons in this regard are subordinated to the claims of general creditors yet they are not considered part of regulatory capital. At June 30, 2016, Trump owed $751,314 of subordinated liabilities to salespersons.

3. Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2016 the Company's net capital was $250,341 which was $245,341 in excess of its computed minimum requirement of $5,000.

4. Rule 15c3-3

The Company does not hold customer funds or securities; therefore, it has no obligation under SEC Rule 15c3-3 to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Income Taxes

The tax provision for the fiscal year ended June 30, 2016 was composed of New York City Unincorporated Business Tax of $33,904 and California Business Tax of $12,500.

6. Concentrations

Cash

The Company maintains substantially all of its cash balances in one financial institution. Management does not believe that there is any risk with respect to its cash.

Major revenue producers

During the year ended June 30, 2016, approximately $10,110,000 or 66% of the Company's revenues were generated by two separate groups of registered representatives of which one group accounted for 48% of the total revenues. As of June 30, 2016, all revenues earned through the efforts of both groups have been received in full.

7. Related Party Transaction

Integrated Management Solutions USA LLC ("IMS"), is an affiliate under common control that previously provided office space and other expenses to the Company pursuant to a service agreement. Effective October 1, 2015, Trump and IMS mutually agreed to terminate the expense sharing agreement. Trump now pays IMS for services rendered.

During the year ended June 30, 2016, Trump lent $155,000 to IMS which has been repaid by IMS in its entirety.

8. Members' Equity

Trump admitted three new classes of non-voting members during the fiscal year ended June 30, 2016. As of June 30, 2016, $14,495 was payable to one of the non-voting members.

These classes of members are entitled to share in the net income derived from business opportunities that they are instrumental in referring to Trump from time to time. During the year ended June 30, 2016, $2,804,714 was distributed to these members and is reflected in the statement of changes in equity.

In addition, $357,774 was earned in DS and this income will benefit the new owner of DS once its total investment in DS is consummated and Trump's interest in DS is totally deconsolidated.

9. Subsequent Events

On September 6, 2016, FINRA approved the change in ownership of DS.